UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westmoore Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Kimberly Brooks, Four Venture, Suite 390, Irvine, CA 92618, (949) 450-4942
(Name, Address and Telephone Number of Person’s Authorized to Receive Notices and Communications)

February 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for nay subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960833 10 1

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Matthew Ray Jennings

2.	Check the Appropriate box if a Member of a Group (See Instructions)

(a).......................................................
(b).....................................................

3.	SEC Use Only.............................................

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Requested Pursuant to Items 2(d)
or 2(e)

6.	Citizenship or Place of Organization....United States of America

7.	Sole Voting Power
50,000,000
8.	Shared Voting Power
None
9.	Sole Dispositive Power
50,000,000
10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000

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CUSIP No. 960833 10 1

12.	Check if the Aggregate Amount in Row (11) excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

100%

14.	Type of Reporting Person

IN

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ITEM 1.   SECURITY AND ISSUER.

       This statement on Schedule 13D (“Statement”) relates to an Executive Employment Agreement (the
“Employment Agreement”) entered into by Mr. Matthew Ray Jennings (the “Reporting Person”) and Westmoore
Holdings, Inc., a Nevada corporation (the “Issuer”). Pursuant to the Employment Agreement, the Reporting Person is
to be employed by the Issuer for the term of five (5) years for a salary of $200,000 per year. Also pursuant to the
Employment Agreement, the Reporting Person is to receive One Million (1,000,000) shares of Series A Preferred Stock of the Issuer (the “Shares”). The principal executive office of the Issuer is 130 Chaparral Ct., Suite 150, Anaheim
Hills, CA 92808.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a)-(c) The Reporting Person is filing this Statement as an individual. The Reporting Person is the President of the Issuer which is located at 130 Chaparral Ct., Suite 150, Anaheim Hills, CA 92808.

       (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

       (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Reporting Person entered into the Employment Agreement where he is to receive the Shares pursuant to the Employment Agreement for his compensation for services rendered to the Issuer. The Shares shall be convertible to common shares of stock, at the option of the Reporting Person, on a one for ten bases or 100,000 shares of common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the transaction was for the Issuer to employ the Reporting Person as the President of the
Issuer for the next five (5) years. The Reporting Person intends to hold the shares as a long term investment.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) In the aggregate, the Reporting Person owns 1,000,000 Shares or 100% of the class of the Issuer.

       (b) The Reporting Person has the sole voting power of the 1,000,000 Shares and cannot dispose of the Shares without the written consent of the Issuer, unless and until the Shares are converted into common stock. However, until the Shares are converted to common stock of the Issuer, each share of the Shares shall be entitled to voting rights equal to 50 shares of the common stock. Thus, the Reporting Person shall have the power to vote for 50,000,000 shares.

       (c) The Reporting Persons has caused the issuance of the 1,000,000 Shares within the last 60 days which were effected through the Employment Agreement.

       (d) Not applicable.

       (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

       NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       NONE

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SIGNATURES

       After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2008

By: /s/ Matthew Jennings
Matthew Jennings, President

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